

Mail Stop 4561

April 19, 2018

Jiayuan Lin
Chief Executive Officer
Cango Inc.
10A, Building 3, Youyou Century Plaza
428 South Yanggao Road
Pudong New Area, Shanghai 200127
People's Republic of China

> **Re: Cango Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted March 23, 2018**
> **CIK No. 0001725123**

Dear Mr. Lin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Overview, page 1

1.   Please define car buyers and clarify whether an individual or entity must purchase a car to be considered a car buyer and the time period during which such purchase must occur. Further, please disclose here, if accurate, that the number of car buyers presented is a cumulative total of car buyers served by your platform since inception, as indicated on page 126. Clarify whether each of the other figures presented (i.e., the number of registered dealers, third-party financial institutions, and other industry participants connected by your platform) represents a cumulative total or current users of your platform.

2.   Please disclose in your summary the percentage of your financing transactions that were funded by Jincheng Bank, as well as the percentage of your revenues attributable to service fees for automotive financing facilitation services provided to Jincheng Bank. In addition, disclose here that Jincheng Bank was a related party of the company's until September 2017.

3.   We note the concentration of ownership of your common stock among your existing officers, directors and principal stockholders. Disclose in your summary that your directors, executive officers and principal stockholders together will continue to have a substantial control over the company after the offering and disclose the percentage of your voting power to be held by affiliates following the offering.

Our History and Corporate Structure, page 5

4.   Please define the term Acquisition the first time it is used in the prospectus. Further, we note the disclosure on page 6 and elsewhere throughout the registration statement that upon completion of the Acquisition, you will "own 75% of equity interest in Shanghai Autohome." The organizational chart on page 5 indicates, however, that you will indirectly own only 25% of equity in Shanghai Autohome and that two of your variable interest entities, whom you control contractually and not due to equity ownership, will each own 25% of Shanghai Autohome. Please revise your disclosure accordingly to reflect the nature of your anticipated interest in Shanghai Autohome.

The Offering, page 9

5.   We refer to the disclosure on page 11 regarding the total number of ordinary shares that will be outstanding following the offering. Please revise to clarify whether this number assumes automatic conversion of your outstanding convertible preferred shares.

Risk Factors

Risks Related to our Industry and Business

We rely on a limited number…, page 17

6.   Please revise to disclose the revenue attributable to each financing partner that, together with its related borrowers, contributes 10% or more to your loan facilitation services revenues and/or total revenues for each period presented. In this regard, we note that substantially all of your revenues are derived from service fees for providing automotive financing facilitation.

We may not be able to effectively manage our growth…, page 19

7.   Please briefly describe the differences in Autohome Shanghai's cost structure.

If we are unable to maintain low overdue ratios…, page 20

8.   Please disclose the percentage of financing transactions you have facilitated that are not fully seasoned and disclose the period of time required before a financing transaction is classified as fully seasoned.

We have not independently verified…, page 36

9.   We note your statement that some of the information in the prospectus is based on industry publications and reports generated by third parties and that you have not independently verified the third-party data. You are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please revise and make corresponding revisions on page 66.

Our failure to fully comply with PRC labor-related laws…, page 37

10.   To the extent material and ascertainable, please disclose the unpaid amounts for social insurance and housing fund contributions.

As a company incorporated in the Cayman Islands…, page 64

11.   Please clarify which of the exemptions from the corporate governance listing standards of the applicable exchange you intend to rely on following the offering.

Use of Proceeds, page 67

12.   Please revise your disclosure to state the estimated amount of proceeds from this offering that you expect to use for each of your principal intended purposes. Refer to Item 3.C.1 of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Credit Performance, page 86

13.   To the extent material, please disclose the percentage of financing transactions for which any installment payment is greater than 180 days overdue.

Results of Operations

Nine Months Ended September 30, 2017 Compared to Nine Months Ended September 30, 2016, page 91

14.   In several instances, you identify two or more sources of a material change in your results of operations period-over-period, but you do not quantify or otherwise discuss the extent to which the identified sources contributed to the material change. For example, you identify several factors within your operating cost and expenses line items, but do not quantify these factors. Expand your disclosures to quantify, or otherwise describe the extent of the impact of, each such source that contributed to a material change. See Item 5.A of Form 20-F, and refer to Section III.D of SEC Interpretive Release No. 33-6835 for guidance.

Revenues, page 91

15.   Tell us your consideration of quantifying the changes in revenue period-over-period by loan facilitation fees and post-origination service fees.

Liquidity and Capital Resources, page 93

16.   Your disclosures indicate that you have entered into several credit agreements in 2016 and 2017. Please expand your disclosures to clarify if there are debt covenants associated with these credit agreements. Refer to Section IV.C of SEC Release No. 33-8350.

Critical Accounting Policies, Judgements and Estimates

Revenue Recognition, page 98

17.   Please disclose the nature and obligations of the post-origination services, or POS, that you provide throughout the term of the loan. Your disclosure indicates that the financial institutions remit the recurring service fee to you on a periodic basis. Clarify your disclosure to indicate whether you recognize this service fee on an accrual basis or as received and provide us the guidance to support your accounting.

18.   We note your disclosure that you provide risk assurance obligation to certain financial institutions under your revenue recognition policy. Please clarify what revenues are associated with this obligation.

19.   Expand your revenue recognition policy to include your policies for each of your material solutions and services. In this regard, it does not appear that you address revenue recognition for your Automotive Transaction Facilitation and After-market Services Facilitation. Further, we note your disclosure regarding your co-partnership model under Revenues on page 91 that does not appear to be disclosed in your policy.

Share-Based Compensation, page 100

20.   Expand your disclosures to provide the assumptions used in the valuation model for your equity interests. Also disclose the exercise price of these equity interests. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

21.   Provide disclosure to explain how you determined the fair value of your ordinary shares at the time of equity issuances. Provide and discuss the assumptions used.

Business

Our Strengths, page 113

22.   We note your disclosure that your system is supported by advanced technologies in cloud computing, distributed ledgers and big data analytics. Please explain the nature and purpose of distributed ledgers in the context of your business, and discuss any significant challenges and risks with regard to its implementation and accessibility.

Our Relationships with Our Platform Participants

Financial Institutions, page 124

23.   Please discuss the material terms of your agreements with Jincheng Bank and WeBank, including the term of the agreements and related material termination and renewal provisions.

Description of American Depositary Shares, page 170

24.   We note from your risk factor disclosure on page 60 that the deposit agreement contains a provision that permits the depositary to elect to resolve any dispute under the deposit agreement through arbitration. Please expand the description of the ADSs to clarify whether, and if so how, this provision affects the rights of your ADS holders to pursue claims under United States federal securities laws.

Taxation, page 181

25.   We note that you intend to file the opinion of Simpson Thacher & Bartlett LLP regarding certain United States tax matters, Conyers Dill & Pearman regarding certain Cayman Islands tax matters and the opinion of Fangda Partners regarding certain PRC tax matters as Exhibits 8.1, 8.2 and 8.3, respectively. To the extent that you use short-form tax opinions, please revise to clearly identify each material tax consequence being opined upon and identify the tax counsels. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2016 and Nine Months Ended September 30,

2017(Unaudited)

Note 2. Summary of Significant Accounting Policies

Repossessed Assets, page F-24

26.   Please tell us how you have provided the disclosures required by ASC 310-10-50 for your purchased delinquent loans. Please advise or revise.

Segment Information, page F-27

27.   Your disclosures beginning on page 117 appear to show you have three distinct solutions and services; Automotive Financing Facilitation, Automotive Transaction Facilitation, and After-market Services Facilitation. Revise to disclose revenue for the periods provided by these three solutions and services and revise your MD&A discussion of revenues and related costs accordingly.   Refer to ASC 280-10-50-40 and Item 5.A. of Form 20-F.

Restricted Cash, page F-23

28.   Please revise to disclose the nature of terms and restrictions on cash; for example quantify the proportion or percentage rate required to support the loans outstanding. See ASC 230-10-50-7. In addition, revise your Liquidity and Capital Resources discussion on page 98 to provide the disclosures required by Form 20-F, Part I, Item 5.B.1(b).

Note 13. Risk Assurance Liabilities, page F-39

29.   Expand your disclosures to comply with each of the requirements in ASC 310-10-50. As an example, tell us your consideration of providing disclosures related to credit quality, impaired loans, modifications and nonaccrual status and past due financing receivables.

30.   For the non-contingent aspect of your arrangements revise to provide the disclosures required by ASC 460-10-50-1 to 5.

Note 20. Fair Value Measurements, page F-47

31.   Your fair value measurement disclosures appear to be incomplete. In this regard, other assets and liabilities that are measured at fair value either on a recurring or nonrecurring basis appear to be not included. For example, long-term investments, risk assurance

liabilities, short-term borrowings and long-term borrowings should be included. Refer to ASC 820-10-50.

32.   Your statement on page F-48 that "the Company did not transfer any assets in or out of level 3 during the year ended December 31, 2016 and for the nine months ended September 30, 2017" is unclear. In this regard, we note that your table shows available-for-sale securities of RMB 122,400,000 as Level 3 assets as of December 31, 2016 and no Level 3 assets as of September 30, 2017. Please advise or revise accordingly. Further, provide reconciliation in your footnote that reconciles the opening balances to the closing balances, disclosing separately changes during the period. Refer to ASC 820-10-50-2(c).

Note 21.2 Amounts due from related parties, page F-50

33.   Tell us how you have complied with the disclosure requirements of ASC 850-10-50. Please revise or advise.

Note 22. Share-based Compensation, page F-51

34.   Revise to provide the disclosures required by ASC 718-10-50.

Note 23. Commitments and Contingencies, page F-51

35.   In accordance with ASC 450-20-50, please expand your disclosure to clearly disclose the following information for your loss contingencies in aggregate or individually: (1) the amount or range of reasonably possible losses in addition to the amounts accrued or (2) a statement that the reasonably possible losses cannot be estimated or are not material to your financial statements.

Schedules

36.   Upon your restructuring to establish the Company as the parent company, provide condensed financial information of the Parent Company. Refer to Rule 12-04 of Regulation S-X.

General

37.   You state that the prospectus contains information from an industry report commissioned by you and prepared by Oliver Wyman Consulting (Shanghai) Ltd. Please revise to provide the date of the report and provide us with a copy for our review. Clearly mark the specific language in the supporting materials that supports each statement in the prospectus.

38.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,

present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

39.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies and Services

cc: Chris K.H. Lin, Esq.
        Simpson Thacher & Bartlett LLP